SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: July 23, 2014

List of materials

Documents attached hereto:

i) Press Release announcing Sony increases production capacity for stacked CMOS image sensors.

News & Information	1-7-1 Konan, Minato-ku, Tokyo 108-0075, Japan Sony Corporation

No. 14-070E
July 23, 2014

Sony increases production capacity for stacked CMOS image sensors
- Reinforcing supply capability for products such as smartphones -

    July 23, 2014, Tokyo, Japan – Sony Corporation ("Sony") today announced that it plans to invest in Sony Semiconductor Corporation's Nagasaki Technology Center ("Nagasaki TEC") and Kumamoto Technology Center (“Kumamoto TEC”) from the second half of the fiscal year ending March 31, 2015 (“FY14”) through the first half of the fiscal year ending March 31, 2016 (“FY15”), to increase its production capacity for stacked CMOS image sensors.*1

    This investment is primarily intended to reinforce Nagasaki TEC’s layering process*2 production capabilities, as well as Kumamoto TEC’s mastering process*3 facilities.

    On January 29, 2014, Sony announced its plans to establish and invest in Yamagata Technology Center (“Yamagata TEC”) as a facility mainly conducting the mastering process.  The current investment is expected to enable Sony to complete subsequent stages of production, including the layering process, at Nagasaki TEC on semiconductor chips that have undergone the mastering process at Yamagata TEC, providing Sony with a fully integrated production system for stacked CMOS image sensors.

    This investment forms part of Sony's mid- to long-term plan to increase its total production capacity for image sensors to approximately 75,000 wafers per month,*4 and is expected to increase the current capacity of approximately 60,000 wafers per month to approximately 68,000 wafers per month in August 2015.

    Stacked CMOS image sensors deliver superior image quality and advanced functionality, together with compact size. Demand for these image sensors is anticipated to further increase, particularly within the expanding market for mobile devices such as smartphones and tablets.  Sony intends to bolster its manufacturing capacity for stacked CMOS image sensors, and further strengthen its integrated supply operations, and to thereby reinforce its leading market position.

    The total investment amount is expected to be approximately 35 billion yen, comprising approximately 9 billion yen (Nagasaki TEC: approximately 3 billion, Kumamoto TEC: approximately 6 billion) to be carried out in FY14, and approximately 26 billion yen (Nagasaki TEC) to be carried out in FY15.  Of this, the amount to be invested in FY14 (approximately 9 billion yen) was included in the forecast of capital expenditure for semiconductors in the current fiscal year (approximately 65 billion yen) announced on May 14, 2014.

Sony Semiconductor Corporation’s Nagasaki Technology Center (left) and Kumamoto Technology Center (right)

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*1:
CMOS image sensors layer, in a stacked structure, the pixel section, containing back-illuminated structure pixels, onto chips containing the circuit for signal processing, in contrast to the supporting substrates used in conventional back-illuminated CMOS image sensors.

*2:	The layering process refers to the layering semiconductor chips containing back-illuminated structure pixels with semiconductor chips containing the circuit for signal processing.
*3:	The mastering process refers to the manufacture of photodiodes and wiring processes for stacked CMOS image sensors.
*4:
This total production capacity (300mm wafer basis) includes the output of foundry operations to which Sony outsources a part of the manufacturing process. For the purposes of calculating total production capacity, the capacity of 200mm wafer production lines in Kagoshima Technology Center and Nagasaki TEC is converted to the new 300mm wafer production capacity basis.

Investment Overview
Purpose of Investment:	Increase production capacity to meet growing demand for stacked CMOS image sensors
Investment site:	Sony Semiconductor Corporation, Nagasaki Technology Center (Isahaya-shi, Nagasaki Prefecture), Kumamoto Technology Center (Kikuchi-gun, Kumamoto Prefecture)
Investment details:	-	Nagasaki TEC Fab 2 facility: installing new equipment to manufacture CMOS image sensors (primarily from layering process onwards)
	-	Kumamoto TEC Fab 2 facility: installing new equipment to manufacture CMOS image sensors (mastering process)
Investment amount:	Approximately 35 billion yen (planned amount)
<Details of investment>	-	Approximately 9 billion yen (Nagasaki TEC: approximately 3 billion, Kumamoto TEC: approximately 6 billion) scheduled to be carried out in FY14
	-	Approximately 26 billion yen (Nagasaki TEC) scheduled to be carried out in FY15

Outline of Sony Semiconductor Corporation
(1) Head office:	4000-1 Ooaza-haramizu, Kikuyou-machi, Kikuchi-gun, Kumamoto, Japan
(2) Date of Establishment:	April 1, 2001
(3) Representative:	Toshiro Kurusu, President and Representative Director
(4) Capital:	24.25 billion yen (wholly owned by Sony Corporation)
(5) Production sites:	Kagoshima, Oita, Nagasaki, Kumamoto, Shiroishi-Zao (Miyagi), Higashiura (Aichi) and Yamagata (as of July 2014)
(6) Number of employees:	Approximately 7,400 (including contract and temporary employees) as of April 2014
(7) Business activities:	Development, design and production of semiconductors

(Reference) Outline of Sony Semiconductor Corporation Nagasaki Technology Center
(1) Location:	1883-43, Tsukuba-machi, Isahaya-shi, Nagasaki, Japan
(2) Date of Establishment:	December 4, 1987
(3) Representative:	Yoshihiro Yamaguchi, President and Corporate Vice President, Nagasaki TEC
(4) Site area:	194,000m2
(5) Floor area:	221,000m2
(6) Main products:	CMOS image sensors and MOS LSIs

(Reference) Outline of Sony Semiconductor Corporation Kumamoto Technology Center
(1) Location:	4000-1 Ooaza-haramizu, Kikuyou-machi, Kikuchi-gun, Kumamoto, Japan
(2) Date of Establishment:	October 1, 2001
(3) Representative:	Hiromi Suzuki, President and Corporate Vice President, Kumamoto TEC
(4) Site area:	266,000m2
(5) Floor area:	197,000m2
(6) Main products:	CMOS image sensors, CCD image sensors, micro-display devices

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